SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	March	2014
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

Suite 3100, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated March 27, 2014

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

For Immediate Release	March 27, 2014

Sonde Resources Corp. Announces Board of Directors Changes

CALGARY, ALBERTA - (Marketwired - March 27, 2014) - Sonde Resources Corp. ("Sonde" or the "Company") (TSXV: SOQ) (NYSE MKT: SOQ) announced changes to its Board of Directors today. Toufic Nassif, Mike Adams and James A. Edmiston have been appointed to the Board, effective March 27, 2014 and will stand for election at the Annual and Special Meeting of Shareholders on June 19, 2014. With the recent changes in Sonde’s strategic direction, Dr. James Funk, Jim Riddell and Greg Turnbull have resigned and will not be standing for re-election to the Board.

Mr. Nassif was appointed President and CEO of Sonde effective January 3, 2014. He was previously the President of Sonde North Africa with responsibility for the overall management of all Sonde activities related to the Joint Oil Block offshore Tunisia and Libya. Mr. Nassif’s career spans over 35 years in the energy business with comprehensive experience in business development and commercial activities in North Africa and the Middle East. Prior to joining Sonde, Mr. Nassif held the position of Vice President and Commercial Director for BP Libya.

Mike Adams is currently an independent energy business consultant based in Vancouver and Calgary with more than 40 years of experience mainly in petroleum reserves and resource analysis, and energy related M&A transactions. From 2004 to 2013, Mr. Adams was Vice President Global Business Development and Internal Qualified Reserves Evaluator with Talisman Energy. From 1999 to 2003, Mr. Adams was Managing Director of Waterous and Co., an investment bank, in its Calgary, Houston and London offices. From 1996 to 1999 he was Vice President of Gulf of Mexico production for British Borneo Ltd. based in Houston. Between 1983 and 1996 he was a founding partner in APA Inc., a petroleum engineering consulting company based in Calgary, now part of the RPS Consulting Group. He started his career with Shell International with assignments in the UK, Norway, the Netherlands and Brunei. Mr. Adams holds a Bachelor of Science degree in Physical Chemistry from Imperial College, London University and a Master of Science degree in Petroleum Engineering from the Royal School of Mines, London University. He is a professional engineer registered in Alberta and a chartered engineer registered in the UK. He is a past member of the Reserves Committees of both the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers.

James Edmiston is the President and Chief Executive Officer and Director of Harvest Natural Resources, Inc. a public oil and gas company with projects in Venezuela, Gabon and Indonesia. Mr. Edmiston joined Harvest Natural Resources, Inc. as the Executive Vice President and Chief Operating Officer in 2004. Prior to working with Harvest, Mr. Edmiston was with Conoco and ConocoPhillips for 22 years in various management positions including President, Dubai Petroleum Company (2002-2004), a ConocoPhillips affiliate company in the United Arab Emirates and General Manager, Petrozuata, C.A., in Puerto La Cruz, Venezuela (1999-2001). Prior to 1999, Mr. Edmiston also served as Vice President and General Manager of Conoco Russia and then as Asset Manager of Conoco’s South Texas Lobo Trend gas operations. Mr. Edmiston earned a Bachelor of Science degree in Petroleum Engineering from the Texas Tech University and a Masters of Business Administration from the Fuqua School of Business at Duke University. Mr. Edmiston was inducted into the Petroleum Engineering Academy and was recognized as a Distinguished Engineer by the Texas Tech College of Engineering in 2009. Mr. Edmiston is a Member of the Society of Petroleum Engineers.

Kerry Brittain, Chairman of the Board, stated, “We are very pleased to be adding Toufic, Mike and James to our Board. Collectively, they bring over ninety years of experiences and skills that fit well with Sonde’s North Africa focused growth strategy. While the departures of James Funk, Jim Riddell and Greg Turnbull are part of Sonde’s strategic transition, their leadership and guidance will be missed. The Sonde Board thanks these individuals for their invaluable contributions and many years of service as directors.”

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas. Its operations are located offshore North Africa and in Western Canada. See Sonde's website at www.sonderesources.com to review further detail on Sonde's operations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information:

Sonde Resources Corp.
Suite 3100, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Rene Beaumier, Chief Financial Officer
Phone: (403) 503-7931
Fax: (403) 216-2374
www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonde Resources Corp.
(Registrant)

Date:	March 27, 2014	By:	/s/ Rene P. Beaumier

	Name & Title:		Rene P. Beaumier, Chief Financial Officer